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                                                                 Exhibit (a)(6)

Contacts:

     John Kopchik                  Ann Barkelew
     JJF Acquisition, Inc.         Fleishman-Hillard
     (612) 673-6700                (612) 337-0354

     Richard Grubaugh
     Beacon Hill Partners
     (212) 843-8500



FOR IMMEDIATE RELEASE


           JJF ACQUISITION, INC. ANNOUNCES UNSOLICITED TENDER OFFER FOR TSI

     MINNEAPOLIS, July 9, 1999 -- JJF Acquisition, Inc., a Minneapolis-based firm headed by John J. Fauth, and a subsidiary of JJF Group, Inc. announced today that it intends to commence a cash tender offer for all shares of the common stock of TSI Incorporated (TSI) (Nasdaq: TSII) at a price of $14.00 net per share -- the highest price ever offered for TSI shares on a post-split basis.

     Fauth said his intention is to acquire the entire equity interest in TSI. The tender offer is subject to specific terms and conditions contained in documents that are expected to be mailed to TSI shareholders next week, when the tender offer commences. Beacon Hill Partners, Inc. is the information agent and RJ Steichen & Co. is the dealer manager for the tender offer.

     "I have never before launched a contested proxy or tender campaign. TSI's board of directors has forced both by being complacent about TSI's financial performance and by repeatedly refusing to discuss options for enhancing shareholder value," Fauth said. "TSI's stock performance has lagged far behind that of major stock indexes over the past three years."

     "We believe the stock has only appreciated in recent months after we began purchasing shares. For the six-month period ended July 8, 1998, 2.53 million shares traded hands. By contrast, for the most recent six months, 3.97 million shares were traded. JJF accounted for 756,000 of the 1999 trades and
1.009 million of the shares traded over the previous 12 months," Fauth added.

     He also noted that TSI's board has not clearly articulated a plan to grow the business or achieve an appropriate return for shareholders. "Other than to retain an investment bank for some vague 'preliminary analysis', TSI's board has offered no options of their own to enhance the value of shareholders' investment," he added. "I prepared the tender offer as a way of reaching


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shareholders directly.  I also fear that the board's inaction will create the same outcome that befell Penzoil shareholders, who saw a potential value of $84 per share fall to just $25 per share because the board 'just said NO'," he added.

     Fauth said that his goal is still to achieve a "mutually beneficial" private sale of TSI. He pointed to TSI's historically low share trading volumes and lack of coverage by research analysts or market makers as further indications that TSI is unlikely to achieve, on its own, an adequate valuation for its shareholders in the public markets. Fauth also noted that TSI's ample cash and low debt positions suggest that its needs for public equity capital to fund growth are minimal. Several large TSI shareholders have indicated they also believe TSI should be a private company, he said.

     "Contrary to the assertions of TSI's board, I am not pursuing this matter to 'make a quick profit', or to 'solely benefit' from some as-yet unarticulated strategic plan of TSI's management," Fauth continued. He noted that his investment firms have acquired 19 companies since 1986, including two publicly held firms, and started another 10 companies. "I have provided resources to build these organizations and have always maintained our headquarters in Minnesota. In 20 years in business in Minnesota, I have never sold a business against the wishes of the management team.

     "Our strategic plan for TSI is designed to deliver what TSI's current leadership has been unable to deliver," Fauth said. "Many aspects of this plan are similar to the successful strategies we have employed at other companies:

     -    keep the company in Minnesota,
     -    enhance the company's team, anchored by existing employees,
     -    provide clearer focus for product development,
     -    expand marketing prowess,
     -    align research and development and marketing strategies, and
     -    grow the business.

In contrast to the board's recent assessment, my significant investment in TSI stock makes me intensely interested in realizing full value for all shareholders."

     In June, TSI's board rejected Fauth's offer to purchase TSI shares at $12.50 per share -- a 56-percent premium over the 18-month average per-share price prior to the offer date. On July 2, 1999, the JJF Group mailed proxy materials to TSI shareholders nominating its own slate of three candidates to stand for election at the TSI annual meeting on July 22, 1999. The JJF Group proxy also proposed six measure designed by prevent TSI's board from blocking the sale of the company.

     TSI is a diversified, worldwide leader in providing measuring instruments for two major market areas: the safety, comfort and health of people; and productivity and quality improvement. Its common stock is traded on the Nasdaq National Market under the symbol TSII.